Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: April 26, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

Seventh General Meeting of Swisscom Ltd Shareholders in Lucerne:

Call for greater transparency on the part of
shareholders too

At the seventh General Meeting of Swisscom Shareholders held in Lucerne on 26 April 2005, Chairman of the Board Markus Rauh called for greater transparency on the part of shareholders. Rauh said that the information available to listed companies on institutional investors was often minimal. Swisscom is to pay a dividend of CHF 14 per share for fiscal 2004, CHF 1 higher than the previous year dividend, and will reduce share capital by 7.13% following last year’s successful share buy-back. The General Meeting elected three new members to the Swisscom Board of Directors.

At the General Meeting of Swisscom Shareholders the Chairman, Markus Rauh, addressed the current discussion on calls for increased transparency on the part of companies: “We welcome this trend but ask in return that shareholders also follow suit, since better transparency is also in their interests.” According to Rauh, nowadays there is a great deal of information available to listed companies on private investors but little about institutional investors. According to the results of a study commissioned by Swisscom, shareholders’ identities can be determined for only 54% of the Swisscom free float (excluding the government’s stake). “This makes regular dialogue with shareholders difficult. With many shareholders concealing their position, we are unable to address their needs,” explained Rauh. Since it is precisely these institutional investors who are demanding greater transparency, the logical step is to demand the same in return: “Investors as well as companies are subject to transparency rights and obligations.”

Reduction in share capital following successful buy-back

The seventh General Meeting of Swisscom Shareholders was attended by 1,660 shareholders, representing 70.71% of the voting shares. Excluding the government’s 61.35% stake, one third of the free floating share capital was represented. This low attendance is also attributable to the aforementioned lack of transparency on the part of institutional shareholders. In mid-April 2005 the number of Swisscom shareholders totalled around 65,500.

Shareholders approved the 2004 annual report, financial statements and consolidated financial statements as well as the dividend of CHF 14 per share (CHF 9.10 net after deduction of withholding tax) recommended by the Board of Directors. The net dividend sum, free from expenses, will be distributed to shareholders on 29 April 2005. The General Meeting of Shareholders approved a proposal to reduce the number of shares by 7.13% to 61.48 million by destroying the shares acquired through the 2004 share buy-back scheme. Within the next few weeks Swisscom plans to launch its previously announced 2005 share buy-back programme.

The General Meeting granted discharge to the members of the Board of Directors and the Executive Board for the 2004 financial year. KPMG was elected for a further year as statutory auditors and Group auditors.

Election of three new members to the Board of Directors

Swisscom AG
Group Media Relations	Phone +41-31-342 91 93	www. swisscom.com
3050 Bern	Fax +41-31-342 06 70	media@swisscom.com

Press Release

Peter Küpfer, André Richoz and Helmut Woelki stood down from the Board of Directors at the 2005 General Meeting. Fides P. Baldesberger, Anton Scherrer and Othmar Vock were elected as new members of the Board. Anton Scherrer will take over as Vice Chairman for one year. As already announced, Anton Scherrer will be proposed at next year’s General Meeting to succeed Markus Rauh as Chairman of the Board.

Michel Gobet, Torsten G. Kreindl and Richard Roy were re-elected for a further two-year term. Markus Rauh and Jacqueline Demierre were re-elected for one year due to the statutory 8-year limitation on holding office.

Invitation including curriculum vitae of the new Board members:

http://www.swisscom.com/2005gv/20050426_GV_de.pdf

Photos and biographical details on members of the Board of Directors:

http://www.swisscom.com/board

Lucerne, 26 April 2005

Swisscom AG
Group Media Relations	Phone +41-31-342 91 93	www. swisscom.com
3050 Bern	Fax +41-31-342 06 70	media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: April 26, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law